

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2023

Nicholas Liveris
Chief Financial Officer
Novonix Limited
Level 38
71 Eagle Street
Brisbane, QLD 4000 Australia

      Re: Novonix Limited
           Form 20-F for the Transition Period July 1, 2022 to December 31, 2022
           File No. 001-41208

Dear Nicholas Liveris:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing